Filed by Macromedia, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

The following letter was sent to certain customers of Macromedia, Inc. on April 25, 2005:

Dear [Customer/Partner],

I am pleased to inform you that on Monday, April 18, 2005 Adobe Systems Incorporated announced a definitive agreement to acquire Macromedia of San Francisco, CA.

This is an incredible opportunity for both companies. It will bring together two passionately innovative and creative technology leaders who excel in developing software solutions that help people and businesses communicate better.

This transaction will benefit customers in all areas the two companies serve: creative professionals working with web, print, or video; application developers; business users and enterprises; and the mobile ecosystem. Many of our solutions are complementary and our customers often use products from both companies. We will continue to drive innovations that are changing the ways people everywhere are experiencing and interacting with information.

"Together, we have the opportunity to create an industry-defining technology platform that delivers compelling, rich content across a wide range of devices and operating systems. We look forward to leveraging Adobe's enormous capabilities to further the growth of key products and technologies, with an eye toward expanding our joint capabilities for enterprise and mobile customers."
Stephen Elop CEO Macromedia

Upon close of the acquisition, Stephen Elop will be President, Worldwide Field Operations for the combined company, reporting to Adobe CEO Bruce Chizen. Rob Burgess, former Macromedia CEO and current Chairman of the Board, will join the Adobe Board of Directors.

The companies anticipate completion of this transaction by the fall of this year. Although we are currently engaged in integration planning, we will remain and operate as independent entities until the acquisition is complete. Macromedia customers should continue to contact Macromedia sales and support for Macromedia products and solutions.

For more information, please reference the Adobe/Macromedia Acquisition website at www.adobe.com/aboutadobe/invrelations/adobeandmacromedia.html.

I look forward to continuing to communicate with you about this acquisition as it progresses. Please feel free to call me with any questions.

Sincerely,

[Your Name]

Adobe and Macromedia are required to include the following legend on any communications that may be deemed to be offering or soliciting material under the applicable SEC rules and regulations.

Additional Information and Where to Find It

Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.